UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            SIRCO INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    829639103
                                 (CUSIP Number)

                               CLEC Holding Corp.
                  575 Madison Avenue, New York, New York 10022
                                 (212) 988-9799
                     (Name, Address and Telephone Number of

            Person Authorized to Receive Notices and Communications)

                                 With Copies to:

                              Neil S. Baritz, Esq.
                                 Dreier & Baritz
                      1515 North Federal Highway, Suite 300
                            Boca Raton, Florida 33432
                                  May 26, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         829639103
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CLEC Holding Corp. ("CHC")
         22-3527935

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         Not applicable

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         a New Jersey Corporation

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                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    210,000
                  BENEFICIALLY      ------------------------------------------
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              ------------------------------------------
                  REPORTING         9.       SOLE DISPOSITIVE POWER
                  PERSON                     210,000
                  WITH              ------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         210,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.07%

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


14.      TYPE OF REPORTING PERSON *
         CO.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No.1 to the Statement on Schedule 13D relates to the sale by the Reporting Person of 140,000 of the shares common stock, .10 par value ("Common Stock"), issued by SIRCO INTERNATIONAL CORP. (the "Company"), 24 Richmond Hill Avenue, Stamford, CT 06901 disclosed as acquired on such Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Statement on Schedule 13D is hereby amended to read in its entirety as follows:

         As of May 26, 1998, CHC ceased to be the beneficial owner of 140,000 of the Common Stock of the Company. The date of sale, number of shares sold and share price for each of the sales of stock made by CHC on May 26, 1998 are indicated on Exhibit A attached hereto. Except as described on Exhibit A, no transactions in Common Stock were effected during the past 60 days by the Reporting Person. As a result of the foregoing, CHC ceased to be a beneficial owner of 5% or more of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit "A" to this Amendment to Statement on Schedule 13D is a schedule of sales of Common Stock by the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 3, 1998                  CLEC HOLDING CORP.

                                       By: /S/ KENNETH G. BARITZ
                                           -------------------------------------
                                           Kenneth G. Baritz, Chairman and CEO


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


                                    EXHIBIT A

Sale of shares of Common Stock of Sirco International Corp. by CLEC Holding Corp. on May 26, 1998.

DATE SOLD         NUMBER OF SHARES SOLD     SALE PRICE PER SHARE
---------         ---------------------     --------------------

05/26/98                   140,000                   $3.000


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